UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2019 (June 16, 2019)

LEGACYTEXAS FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-34737	27-2176993
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification No.)

5851 Legacy Circle, Plano, Texas	75024
(Address of principal executive offices)	(Zip Code)

(972) 578-5000
(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LTXB	Nasdaq Global Select Market

Indicate by checkmark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2):

Emerging growth company  ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 1.01           Entry into a Material Definitive Agreement

On June 16, 2019, LegacyTexas Financial Group, Inc., a Maryland corporation (“LegacyTexas”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Prosperity Bancshares, Inc., a Texas corporation (“Prosperity”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, LegacyTexas will merge with and into Prosperity (the “Merger”), with Prosperity continuing as the resulting corporation in the Merger (the “Resulting Corporation”). Pursuant to the Merger Agreement, after the Merger, Prosperity will effect the merger of LegacyTexas Bank, a Texas banking association and wholly-owned subsidiary of LegacyTexas (“Legacy Bank”), with and into Prosperity Bank, a Texas banking association and a wholly-owned subsidiary of Prosperity (“Prosperity Bank”), with Prosperity Bank continuing as the surviving bank (the “Resulting Bank”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.01 par value, of LegacyTexas (“Legacy Common Stock”) issued and outstanding immediately prior to the Effective Time will be converted automatically into the right to receive (i) 0.5280 (the “Exchange Ratio”) shares of common stock, par value $1.00 per share, of Prosperity (the “Prosperity Common Stock”); and (ii) $6.28 in cash, without interest (“Per Share Cash Consideration”) (the consideration described in the foregoing clauses (i) and (ii), the “Merger Consideration”).

At the Effective Time, subject to the terms and conditions of the Merger Agreement, each option granted by LegacyTexas to purchase shares of Legacy Common Stock under the LegacyTexas equity compensation plans will fully vest and be cancelled and converted into the right to receive the Merger Consideration with respect to a number of shares of Legacy Common Stock (rounded down to the nearest whole share) equal to the quotient of (x) the product of (A) the number of shares of Legacy Common Stock subject to such option multiplied by (B) the excess, if any, of (i) the sum of the Per Share Stock Consideration (as defined in the Merger Agreement) and the Per Share Cash Consideration over (ii) the exercise price per share of LegacyTexas common stock under the option, divided by (y) the sum of the Per Share Stock Consideration and the Per Share Cash Consideration. At the Effective Time, subject to the terms and conditions of the Merger Agreement, each LegacyTexas restricted stock award and performance share award will be converted into the right to receive the Merger Consideration (with any performance-based vesting conditions applicable to such awards immediately prior to the Effective Time deemed satisfied at target performance levels) with respect to the number of shares of Legacy Common Stock subject to such restricted stock award or performance share award.

The Merger Agreement also provides that effective immediately after the Effective Time, Kevin Hanigan, Bruce Hunt and George Fisk will be appointed to the board of directors of the Resulting Corporation, subject to each nominee (other than Mr. Hanigan) qualifying as an independent director of Prosperity. Additionally, effective immediately after the Effective Time, J. Mays Davenport will be appointed to the board of directors of the Resulting Bank.

The completion of the Merger is subject to various customary conditions, including, among others; (i) the approval of the Merger by the LegacyTexas stockholders; (ii) the approval by the Prosperity shareholders of the Merger Agreement and the issuance of shares of Prosperity Common Stock to the LegacyTexas stockholders in the Merger as required under the rules of the New York Stock Exchange; (iii) receipt of all required regulatory approvals from, among others, the Federal Deposit Insurance Corporation, the Texas Department of Banking, and the Federal Reserve System (provided that such approvals do not impose a materially burdensome condition on Prosperity or LegacyTexas); (iv) effectiveness of the registration statement for the shares of Prosperity Common Stock to be issued to LegacyTexas stockholders in the Merger and approval of the listing of such shares on the New York Stock Exchange; (v) the absence of any material adverse change with respect to LegacyTexas and its subsidiaries; (vi) the absence of laws or judgments, whether preliminary, temporary or permanent, which may prevent, make illegal or prohibit the completion of the Merger; and (vii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by LegacyTexas and Prosperity, respectively, and compliance in all material respects by LegacyTexas and Prosperity with their respective obligations under the Merger Agreement.

The Merger Agreement contains (a) customary representations and warranties of LegacyTexas and Prosperity, (b) covenants of LegacyTexas to conduct its businesses in the ordinary course, not to take certain actions prior to the closing of the Merger without the approval of Prosperity and not to solicit alternative acquisition proposals or, subject to certain exceptions, negotiate any acquisition proposal; and (c) covenants of LegacyTexas and Prosperity with respect to, among other things, cooperation on seeking necessary regulatory approvals and use of reasonable efforts to cause consummation of the Merger.

The Merger Agreement provides certain termination rights for both LegacyTexas and Prosperity and further provides that a termination fee of $82 million will be payable by LegacyTexas upon termination of the Merger Agreement under certain circumstances.

Concurrently with the Merger Agreement, Prosperity Bank entered into employment agreements with certain executives of LegacyTexas, including, among others, Kevin Hanigan, LegacyTexas’s President and CEO, and J. Mays Davenport, LegacyTexas’s EVP and CFO. The agreements provide for employment of the LegacyTexas executives effective as of the Effective Time. The employment agreements set forth terms of employment, including non-competition, non-solicitation and confidentiality obligations.

Concurrently with the Merger Agreement, Prosperity, LegacyTexas, Legacy Bank and the non-employee directors of LegacyTexas and Legacy Bank entered into Director Support Agreements pursuant to which the non-employee directors have agreed, among other things, and subject to certain exceptions, not to disclose or use confidential information of LegacyTexas or Prosperity, and from and after the Effective Time for a period of two years, not to solicit customers of LegacyTexas or Prosperity on behalf of a third party, not to solicit certain LegacyTexas or Prosperity employees and not to compete with the Resulting Corporation.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is attached to this report as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Prosperity or LegacyTexas, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Prosperity, LegacyTexas, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement/prospectus of Prosperity and LegacyTexas, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Prosperity and LegacyTexas make with the Securities and Exchange Commission (the “SEC”).

Item 7.01.             Regulation FD Disclosure.

On June 17, 2019, LegacyTexas and Prosperity issued a joint press release announcing their entry into the Merger Agreement. The press release is filed as Exhibit 99.1 and is incorporated herein by reference. Also on June 17, 2019, Prosperity issued an investor presentation in connection with its entry into the Merger Agreement. The investor presentation is filed as Exhibit 99.2 and is incorporated herein by reference.

Cautionary Notes on Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about LegacyTexas’s and Prosperity’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and LegacyTexas’s or Prosperity’s future capital expenditures and dividends, future financial condition and changes therein, including changes in LegacyTexas’s and Prosperity’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for LegacyTexas’s or Prosperity’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on LegacyTexas’s or Prosperity’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions LegacyTexas and Prosperity currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of LegacyTexas, Prosperity or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against LegacyTexas or Prosperity, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of LegacyTexas and Prosperity disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on LegacyTexas, Prosperity and factors which could affect the forward-looking statements contained herein can be found in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the Securities and Exchange Commission (the “SEC”), and in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity Common Stock to be issued to the stockholders of LegacyTexas. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of LegacyTexas and shareholders of Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEGACYTEXAS, PROSPERITY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000, and documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199.

Participants in the Solicitation

LegacyTexas, Prosperity and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of LegacyTexas and the shareholders of Prosperity in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01              Financial Statements and Exhibits

(d)           Exhibits

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description
Exhibit 2.1	Agreement and Plan of Reorganization dated June 16, 2019*
Exhibit 99.1	Joint Press Release dated June 17, 2019
Exhibit 99.2	Investor Presentation dated June 17, 2019

*      The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 17, 2019

LEGACYTEXAS FINANCIAL GROUP, INC.

By:	/s/ J. Mays Davenport
J. Mays Davenport, Executive Vice President and Chief Financial Officer